UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-32437

BUCS FINANCIAL CORP
(Exact name of registrant as specified in its charter)

10455 Mill Run Circle, Owings Mills, Maryland 21117 telephone: (443) 394-0047
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock Par Value $0.10 Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]       Rule 12h-3(b)(1)(i) [X]  *
Rule 12g-4(a)(1)(ii) [ ]       Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]        Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii) [ ]    Rule 12h-3(b)(2)(ii)  [ ]
                                                                Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice date: None. *

*As of April 1, 2007, all shares of BUCS Financial Corp were exchanged for a cash amount of $24.00 per share or a fractional share of Community Banks, Inc. common stock, approximating 24.00. The share exchange ratio was 0.9942 share of Community Banks, Inc. for each share of BUCS Financial Corp.

Pursuant to the requirements of the Securities Exchange Act of 1934, Community Banks, Inc., successor by merger to BUCS Financial Corp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 2, 2007    By: /s/ Mary Alice Busby
Mary Alice Busby, Counsel to
Community Banks, Inc., successor by merger to
BUCS Financial Corp